Issuer Free Writing Prospectus dated August 13, 2007
Relating to Preliminary Prospectus Supplement dated August 6, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-143996
     This Free Writing Prospectus relates only to the securities described below and should be read together with the Preliminary Prospectus and Preliminary Prospectus Supplement filed with the Securities and Exchange Commission on August 6, 2007 relating to these securities.
ZOLTEK COMPANIES, INC.
4,000,000 Shares of Common Stock
     On September 29, 2005, we entered into a loan and warrant agreement with a group of institutional investors in connection with certain private placements of our subordinated convertible debt. Pursuant to this loan and warrant agreement, these institutional investors received certain limited rights to participate in subsequent public and private offerings of our common stock for a limited period of time. Under these participation rights, in certain offerings the investors had the opportunity to purchase shares of our common stock equal to, in the aggregate, the greater of (1) 25% of the total shares of common stock offered and (2) a portion of the offering equal to the then-outstanding principal amount of the subordinated convertible debt purchased by the investors divided by the aggregate purchase price of the common stock offered.
     We have become aware that one or more of the investors in our subordinated convertible debt may believe that these participation rights apply to the proposed public offering of 3,600,000 shares of our common stock by us, plus an overallotment option of up to 600,000 shares, as outlined in our Preliminary Prospectus Supplement dated August 6, 2007. Under the loan and warrant agreement, the participation rights would not apply to the 400,000 shares proposed to be sold by the selling shareholders in the offering. While there can be no assurances in this regard, we strongly believe that these participation rights have expired and that these investors have no right to participate in our proposed public offering. If these rights are asserted, we intend to vigorously defend our position.
     The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
     You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request them by calling Merrill Lynch &Co. at 866-500-5408.
August 13, 2007